WellTek Incorporated

Suite 350 #1020, 485c US Highway 1 South

Iselin, NJ 0883

February 20, 2023

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Brian Fetteroff

Re: Request for Qualification

Offering Statement on Form 1-A

Filed February 2, 2023

File No. 024-12143

Ladies and Gentlemen:

On behalf of Welltek Incorporated (formerly CLStv Corp.), I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on February 22, 2023, or as soon thereafter as practicable.

Kenneth D. Bland, our Chairman, was advised by telephone on February 17, 2023 that the Division of Securities, State of Colorado is prepared to register our offering by coordination upon notice that it has been qualified by the Commission. You may confirm this by calling Mr. Derrick O’Neal at (303) 894-2320 or email to derrick.o’neal@state.us.co, reference Colorado Division of Securities File Number 2022-90-750

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Allison James

Allison James

Chief Executive Officer